MAR-09-2005 15:17 6046856550 P.03/04

SUPPL

FORM 55-102F6
INSIDER REPORT

(See instructions on the back of this report)

Notice – Collection and Use of Personal Information. The personal information required under this form is collected on behalf of and used by the securities regulatory authorities set out below for purposes of the administration and enforcement of certain provisions of the securities legislation in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Québec, Nova Scotia and Newfoundland. Some of the required information will be made public pursuant to [illegible] each of the jurisdictions indicated above. Other required information will remain confidential and will not be disclosed to any person or company [illegible] their authorized representatives. If you have any questions about the collection and use of this information, you may contact the securities regu[illegible] [illegible]rmation is filed, at the address(es) or telephone number(s) set out on the back of this report.

05006526

BOX 1. NAME OF THE REPORTING ISSUER (BLOCK LETTERS)

FREEGOLD VENTURES LIMITED (formerly INTERNATIONAL FREEGOLD MINERAL DEVELOPMENT INC.)

82-1225

BOX 3. NAME, ADDRESS AND TELEPHONE NUMBER OF THE INSIDER (BLOCK LETTERS)

[illegible]

HARRY

NO. STREET APT: 2303 WEST 41ST AVENUE

CITY: VANCOUVER

PROV.: BC POSTAL CODE: V6M 2A3

BUSINESS TELEPHONE NUMBER: 604 - 685 - 1870

BUSINESS FAX NUMBER: 604 - 685 - 6550

CHANGE IN NAME, ADDRESS OR TELEPHONE NUMBER FROM LAST REPORT: [ ] YES [X] NO

BOX 2. INSIDER DATA

RELATIONSHIP(S) TO REPORTING ISSUER: 4 5

DATE OF LAST REPORT FILED (DAY / MONTH / YEAR): 14/01/05

OR IF INITIAL REPORT, DATE ON WHICH YOU BECAME AN INSIDER (DAY / MONTH / YEAR):

CHANGE IN RELATIONSHIP FROM LAST REPORT: [ ] YES [ ] NO

BOX 4. JURISDICTION(S) WHERE THE ISSUER IS A REPORTING ISSUER OR THE EQUIVALENT

[X] ALBERTA [X] ONTARIO
[X] BRITISH COLUMBIA [ ] QUÉBEC
[ ] MANITOBA [ ] SASKATCHEWAN
[ ] NEWFOUNDLAND
[ ] NOVA SCOTIA

BOX 5. INSIDER HOLDINGS AND CHANGES (IF INITIAL REPORT, COMPLETE SECTIONS (A) (D) (E) AND (F) ONLY. SEE ALSO INSTRUCTIONS TO BOX 5)

(A) Designation of class of securities	(B) Balance of class of securities on last report	(C) Transactions: Date (day/month/year)	Nature	Number/value acquired	Number/value disposed of	Unit price/exercise price	$ US	(D) Present balance of class of securities held	(E) Direct/indirect ownership/control or direction	(F) Identify the registered holder where ownership/control or direction is indirect or where control or direction is exercised
Options	301250							301250	1	H Barr
Options	590000							590000	2	Cdn Gravity
Warrants	448322							448322	2	" "
Common	1608850							1608850	1	H Barr
Common	2893375							2893375	2	Cdn Gravity
Common	388095	01/03/05	10	35000		0.20		423095	2	293020 BC Ltd

PROCESSED MAR 17 2005 THOMSON FINANCIAL

BOX 6. REMARKS

ATTACHMENT [ ] YES [X] NO

RECEIVED 2005 MAR 10 A [illegible] OFFICE OF [illegible]

This form is used as a uniform report for the insider reporting requirements under all provincial securities Acts. The terminology used is generic to accommodate the various Acts.

CORRESPONDENCE [X] ENGLISH [ ] FRENCH

KEEP A COPY FOR YOUR FILE

The undersigned certifies that the information given in this report is true and complete in every respect. It is an offence to submit information that, in a material respect and at the time and in the light of the circumstances in which it is submitted, is misleading or untrue.

BOX 7. SIGNATURE

NAME (BLOCK LETTERS): HARRY BARR

SIGNATURE: [signature]

DATE OF THE REPORT (DAY / MONTH / YEAR): 09/03/05

BCSC 55-102F6 Rev. 2001 / 6 / 25 VERSION FRANÇAISE DISPONIBLE SUR DEMANDE

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